.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 8)

SPECTRUM BRANDS HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

84763R101
(CUSIP Number)

PHILIP FALCONE
450 PARK AVENUE, 30TH FLOOR
NEW YORK, NEW YORK 10022
(212) 339-5888
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 6, 2011
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84763R101	Page 1 of 13

1	NAME OF REPORTING PERSON Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 79,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 79,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 79,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 84763R101	Page 2 of 13

1	NAME OF REPORTING PERSON Harbinger Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 79,100
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 79,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 79,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 84763R101	Page 3 of 13

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 101,089
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 101,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 101,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON PN

* See Item 5.

CUSIP No. 84763R101	Page 4 of 13

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 101,089
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 101,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 101,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 84763R101	Page 5 of 13

1	NAME OF REPORTING PERSON Harbinger Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 180,189
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 180,189
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 180,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 84763R101	Page 6 of 13

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 180,189
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 180,189
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 180,189
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP No. 84763R101	Page 7 of 13

1	NAME OF REPORTING PERSON David M. Maura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 20,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 20,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 20,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP No. 84763R101	Page 8 of 13

1	NAME OF REPORTING PERSON Tyler Kolarik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 3,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 3,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP No. 84763R101	Page 9 of 13

Item 1. Security and Issuer.

This Amendment No. 8 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on June 28, 2010, as amended by Amendment No. 1 filed on July 22, 2010, Amendment No. 2 filed on August 17, 2010, Amendment No. 3 filed on September 15, 2010, Amendment No. 4 filed on January 12, 2011, Amendment No. 5 filed on July 1, 2011, Amendment No. 6 filed on July 26, 2011 and Amendment No. 7 filed on August 2, 2011 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Spectrum Brands Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 601 Rayovac Drive, Madison, Wisconsin 53711.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a-c, f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”); Harbinger Capital Partners LLC (“Harbinger LLC”), the investment manager of the Master Fund; Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”); Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”), the general partner of the Special Fund; Harbinger Holdings, LLC (“Harbinger Holdings”), the managing member of Harbinger LLC and HCPSS; Philip Falcone, the managing member of Harbinger Holdings and the portfolio manager of the Master Fund and the Special Fund; David M. Maura, Vice President and Director of Investments of Harbinger LLC and a director of the Issuer; and Tyler Kolarik, an employee of Harbinger LLC (each of the Master Fund, Harbinger LLC, the Special Fund, HCPSS, Harbinger Holdings, Philip Falcone, David M. Maura and Tyler Kolarik may be referred to herein as a “Reporting Person”, and collectively may be referred to as the “Reporting Persons”).

The Master Fund is an exempted company organized under the laws of the Cayman Islands with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland. Each of Harbinger LLC, HCPSS and Harbinger Holdings is a Delaware limited liability company. The Special Fund is a Delaware limited partnership. Philip Falcone, David M. Maura and Tyler Kolarik are United States citizens. The principal business address for each of Harbinger LLC, the Special Fund, HCPSS, Harbinger Holdings, Philip Falcone, David M. Maura and Tyler Kolarik is 450 Park Avenue, 30th Floor New York, NY 10022.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“As of the date hereof the Master Fund may be deemed to beneficially own 79,100 Shares.  As further described in Item 5 herein, if the Master Fund is deemed to beneficially own the 27,756,905 Shares directly owned by Harbinger Group Inc. (“HGI”), it will be deemed to beneficially own a total of 27,836,005 Shares (or approximately 53.2% of the outstanding Shares).

As of the date hereof Harbinger LLC may be deemed to beneficially own 79,100 Shares.  As further described in Item 5 herein, if Harbinger LLC is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 27,836,005 Shares (or approximately 53.2% of the outstanding Shares).

As of the date hereof the Special Fund may be deemed to beneficially own 101,089 Shares.  As further described in Item 5 herein, if the Special Fund is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 27,857,994 Shares (or approximately 53.2% of the outstanding Shares).

As of the date hereof HCPSS may be deemed to beneficially own 101,089 Shares.  As further described in Item 5 herein, if HCPSS is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 27,857,994 Shares (or approximately 53.2% of the outstanding Shares).

As of the date hereof Harbinger Holdings may be deemed to beneficially own 180,189 Shares.  As further described in Item 5 herein, if Harbinger Holdings is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 27,937,094 Shares (or approximately 53.4% of the outstanding Shares).

As of the date hereof Philip Falcone may be deemed to beneficially own 180,189 Shares.  As further described in Item 5 herein, if Mr. Falcone is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, he will be deemed to beneficially own a total of 27,937,094 Shares (or approximately 53.4% of the outstanding Shares).

As of the date hereof David M. Maura may be deemed to beneficially own 20,000 Shares.  As further described in Item 5 herein, if Mr. Maura is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, he will be deemed to beneficially own a total of 27,776,905 Shares (or approximately 53.1% of the outstanding Shares).

As of the date hereof Tyler Kolarik may be deemed to beneficially own 3,000 Shares. As further described in Item 5 herein, if Mr. Kolarik is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, he will be deemed to beneficially own a total of 27,759,905 Shares (or approximately 53.0% of the outstanding Shares).

The Master Fund and the Special Fund held certain debt securities of Spectrum Brands, Inc., which were subsequently converted into the right to receive Shares, in an account at Lehman Brothers International (Europe) (“LBIE”).  On September 15, 2008, LBIE was placed into administration under United Kingdom law and four partners of PriceWaterhouseCoopers LLP were appointed as its joint administrators (the “Joint Administrators”). The Joint Administrators have advised that 449,309 and 15,493 of the Shares held by the Master Fund and the Special Fund, respectively, were rehypothecated (such shares, the “Rehypothecated Shares”). The Master Fund and the Special Fund each believe at this time that the Rehypothecated Shares will not be recoverable. Accordingly, the number of Rehypothecated Shares has been excluded from the ownership of the Shares of the Master Fund and Special Fund reported herein. The Master Fund and the Special Fund do not waive any arguments that they are entitled to recover the Rehypothecated Shares and expressly reserve such arguments.

The remaining 79,100 and 101,089 Shares (the “LBIE Shares”) reported in this Schedule 13D as beneficially owned by the Master Fund and the Special Fund, respectively, are non-Rehypothecated Shares that are also held at LBIE. The timing and likelihood of the return of the LBIE Shares is uncertain at this time. Until returned, the Master Fund’s and the Special Fund’s ability to effect any transactions with the LBIE Shares may be limited.  Except for the LBIE Shares, the Master Fund and the Special Fund do not directly hold any other shares of Issuer common stock. Subsequent filings by the HCP Parties may be necessary to address a final determination regarding such shares.”

Item 4.   Purpose of Transaction.

No material change.

CUSIP No. 84763R101	Page 10 of 13

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 52,333,160 Shares stated to be outstanding as of August 9, 2011 by the Issuer in its most recent Form 10-Q filed with the SEC on August 11, 2011.  The Shares reported as beneficially owned by the Reporting Persons in this Schedule 13D do not include the Shares owned by HGI.  As a result of the arrangements among the Reporting Persons and HGI described in Item 4 of this Schedule 13D, the Reporting Persons and HGI may be deemed to be members of a “group” for purposes of the Securities Exchange Act of 1934, as amended, and the Reporting Persons may be deemed to beneficially own the 27,756,905 Shares (or approximately 53.0% of the outstanding Shares) owned by HGI as of the date of this Schedule 13D and HGI may be deemed to beneficially own the 203,189 Shares (or less than 1% of the outstanding Shares) owned by the Reporting Persons as of the date of this Schedule 13D. Each Reporting Person specifically disclaims beneficial ownership in the Shares owned by HGI except to the extent it or he actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 79,100 Shares, constituting less than 1% of the Shares of the Issuer.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 79,100 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 79,100 Shares.

If the Master Fund is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 27,836,005 Shares (or approximately 53.2% of the outstanding Shares).  The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 79,100 Shares, constituting less than 1% of the Shares of the Issuer.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 79,100 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 79,100 Shares.

If Harbinger LLC is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 27,836,005 Shares (or approximately 53.2% of the outstanding Shares).  Harbinger LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 101,089 Shares, constituting less than 1% of the Shares of the Issuer.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 101,089 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 101,089 Shares.

If the Special Fund is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 27,857,994 Shares (or approximately 53.2% of the outstanding Shares).  The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 101,089 Shares, constituting less than 1% of the Shares of the Issuer.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 101,089 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 101,089 Shares.

If HCPSS is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 27,857,994 Shares (or approximately 53.2% of the outstanding Shares).  HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 180,189 Shares, constituting less than 1% of the Shares of the Issuer.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 180,189 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 180,189 Shares.

CUSIP No. 84763R101	Page 11 of 13

If Harbinger Holdings is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 27,937,094 Shares (or approximately 53.4% of the outstanding Shares).  Harbinger Holdings specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 180,189 Shares, constituting less than 1% of the Shares of the Issuer.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 180,189 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 180,189 Shares.

If Mr. Falcone is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, he will be deemed to beneficially own a total of 27,937,094 Shares (or approximately 53.4% of the outstanding Shares).  Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent he actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, David M. Maura may be deemed to be the beneficial owner of 5,000 Shares, constituting less than 1% of the Shares of the Issuer.

Mr. Maura has the sole power to vote or direct the vote of 20,000 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 20,000 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

As a result of Mr. Maura’s employment with Harbinger LLC, Mr. Maura and the Reporting Persons may be deemed to be members of a “group” for purposes of the Securities Exchange Act of 1934, as amended, and the owners of the Shares owned by each other. Mr. Maura and the other Reporting Persons specifically disclaim beneficial ownership in the Shares owned by each other.  In addition, if Mr. Maura is deemed to beneficially own the 27,776,905 Shares directly owned by HGI, he will be deemed to beneficially own a total of 27,776,905 Shares (or approximately 53.1% of the outstanding Shares).  Mr. Maura specifically disclaims beneficial ownership in such Shares except to the extent he actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Tyler Kolarik may be deemed to be the beneficial owner of 3,000 Shares, constituting less than 1% of the Shares of the Issuer.

Mr. Kolarik has the sole power to vote or direct the vote of 3,000 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 3,000 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

If Mr. Kolarik is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, he will be deemed to beneficially own a total of 27,759,905 Shares (or approximately 53.0% of the outstanding Shares). Mr. Kolarik specifically disclaims beneficial ownership in such Shares except to the extent he actually exercises voting or dispositive power with respect to such Shares.

(c) Set forth on Exhibit W hereto are the trading dates, number of Shares purchased and price per share for all transactions in the Shares by the Reporting Persons since the filing of the last amendment to the Schedule 13D.

(d) Not applicable.

(e) Not applicable.”

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.   Material to be Filed as Exhibits.

Exhibit V:	Joint Filing Agreement
Exhibit W:	Transactions in the Shares

CUSIP No. 84763R101	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

CUSIP No. 84763R101	Page 13 of 13

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

/s/ David M. Maura
David M. Maura

/s/ Tyler Kolarik
Tyler Kolarik

September 16, 2011

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. § 1001).

Exhibit V
JOINT FILING AGREEMENT

The undersigned agree that this Amendment to Schedule 13D relating to the shares of Common Stock (par value $0.01 per share) of Spectrum Brands Holdings, Inc. shall be filed on behalf of the undersigned.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

V-1

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

/s/ David M. Maura
David M. Maura

/s/ Tyler Kolarik
Tyler Kolarik

September 16, 2011

V-2

Exhibit W

TRANSACTIONS IN THE SHARES

Transactions by David M. Maura

Date of Transaction	Number of Shares Purchased	Price per Share

September 6, 2011	10	$24.47
September 6, 2011	200	$24.50
September 6, 2011	200	$24.51
September 6, 2011	200	$24.52
September 6, 2011	2	$24.60
September 6, 2011	1,888	$24.62
September 6, 2011	400	$24.75
September 6, 2011	1,700	$24.76
September 6, 2011	400	$24.87

Transactions by Tyler Kolarik

Date of Transaction	Number of Shares Purchased	Price per Share

September 6, 2011	3,000	$24.77

W-1